Exhibit 12.1

	The Company							Thomas Properties Group Predecessor
	Consolidated Six Months Ended June 30, 2009	Consolidated Six Months Ended June 30, 2008	Consolidated Year Ended December 31, 2008	Consolidated Year Ended December 31, 2007	Consolidated Year Ended December 31, 2006	Consolidated Year Ended December 31, 2005	Consolidated Period October 13 – December 31, 2004	Combined Period January 1 – October 12, 2004
Ratio of earnings to fixed charges
Fixed charges:
Interest expense	$13,628	$7,937	$22,763	$17,721	$20,570	$20,784	$5,611	$18,695
Capitalized interest	—	7,981	8,130	10,295	5,380	2,165	238	116
Interest within rental expense	55	42	95	80	76	78	16	72

Fixed charges	13,683	15,960	30,988	28,096	26,026	23,027	5,865	18,883

Net income (loss)	(2,920)	5,167	(5,486)	(903)	(2,049)	644	(581)	(5,006)
Noncontrolling interests	(3,579)	5,858	(4,881)	127	(1,105)	1,231	(1,128)	1,614
Equity in net loss (income) of unconsolidated real estate entities	(2,508)	5,140	12,828	14,853	12,909	16,259	988	1,099
Provision (benefit) for income taxes	238	4,054	(1,885)	1,221	635	698	(390)	—
Distributed income from unconsolidated/ uncombined real estate entities	19	28	462	1,113	980	2,108	—	—

Total	$4,933	$36,207	$32,026	$44,507	$37,396	$43,967	$4,754	$16,590

Ratio of earnings to fixed charges	—	2.27x	1.03x	1.58x	1.44x	1.91x	—	—

Deficiency	$8,750	N/A	N/A	N/A	N/A	N/A	$1,111	$2,293

In computing the ratios above, earnings consist of net income (loss) on a pre-tax basis from continuing operations for us and our consolidated subsidiaries plus distributed income from unconsolidated/uncombined real estate entities, but before equity in net loss (income) of unconsolidated/uncombined real estate entities, noncontrolling interests, taxes and fixed charges. Fixed charges consist of interest expense (including an estimate of the interest within rental expense), capitalized interest, amortization of deferred financing fees (whether expensed or capitalized) and amortization of discounts or premiums related to indebtedness. We have not issued any preferred stock shares. We have estimated for purposes of the above ratios interest within rental expense at one-third.